Exhibit 99.3

Wi-LAN Inc.

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

Annual Meeting of Shareholders – June 18, 2014

This report is submitted by and on behalf of Wi-LAN Inc. (“WiLAN”) in respect of an annual and special meeting (the “Meeting”) of the holders of WiLAN’s common shares (the “Common Shares”) held on June 18, 2014.

At the Meeting, holders of the Common Shares (present in person or by proxy) voted on the following matters, full details of which are set out in WiLAN’s May 19, 2014 Notice of Meeting and Management Information Circular issued in connection with the Meeting:

1.	the election of each of the following nominees to WiLAN’s Board of Directors as follows:

	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Robert Bramson	36,401,319	88.74%	4,616,586	11.26%
Michel Tewfik Fattouche	39,059,784	95.23%	1,955,121	4.77%
John Kendall Gillberry	36,372,601	88.67%	4,645,304	11.33%
William Keith Jenkins	36,383,343	88.70%	4,634,562	11.30%
W. Paul McCarten	36,394,008	88.73%	4,623,897	11.27%
Jim Roche	36,442,876	88.85%	4,575,029	11.15%
Richard J. Shorkey	36,319,591	88.55%	4,698,314	11.45%
James Douglas Skippen	36,504,037	89.00%	4,513,868	11.00%

2.	an ordinary resolution appointing the firm of PricewaterhouseCoopers LLP as WiLAN’s auditors to hold office until the next annual meeting of WiLAN’s shareholders and authorizing WiLAN’s Board of Directors to fix the auditors’ remuneration was approved by shareholders as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
43,630,353	94.05%	2,762,144	5.95%

3.	an ordinary resolution to ratify the continued existence of WiLAN’s April 27, 2011 shareholder rights plan until the date on which the annual meeting of WiLAN’s shareholders is held in 2017 was approved by shareholders by way of a vote by ballot as follows:

Votes For	% Votes For	Votes Against	% Votes Against
38,227,886	93.20%	2,789,519	6.80%

4.	a special resolution to authorize a reduction in the stated capital account of the Common Shares in the amount of $120 million was approved by shareholders by way of a vote by ballot as follows:

Votes For	% Votes For	Votes Against	% Votes Against
43,376,743	94.13%	2,703,515	5.87%

5.	an ordinary resolution to ratify certain amendments to WiLAN’s By-Law No. 1 and to adopt WiLAN’s new By-Law No. 2 was approved by shareholders by way of a vote by ballot as follows:

Votes For	% Votes For	Votes Against	% Votes Against
36,079,545	87.96%	4,937,860	12.04%

DATED: June 19, 2014.

Wi-LAN Inc.

Prashant R. Watchmaker

Vice-President, Corporate Legal &

Corporate Secretary